1999
                                 File No. 69-228


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-3A-2/A
                                 Amendment No. 1

  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                                   Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information: (1)

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have a membership or partnership interest in limited liability companies or partnerships, as noted; unless otherwise indicated, these are less-than-majority interests:

   Northern Illinois Gas Company (doing business as Nicor Gas Company) and
   ------------------------------------------------------------------------
   Subsidiary
   ----------

   Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves more than 1.9 million customers in more than 600 communities and adjacent areas in 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.



--------------------
(1) Claimant hereby files this amended statement of exemption to reflect the restatement of its financial statements and the correction of errors. The information set forth in Part 1 and Part 2 is as of December 31, 1999.

   Birdsall, Inc. and Subsidiaries
   -------------------------------

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping between the Port of Palm Beach, Florida and 23 ports in the Caribbean. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd.
   - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Tropical Shipping of Canada,
   Inc. - Delaware;   Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A.de
   C.V.- Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; Tropical Shipping Agency, Inc. - Delaware; and Tropical Shipping Europe B.V. - Netherlands, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

   Other Subsidiaries
   ------------------

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries, all of which are Delaware corporations: Nicor Services Company offers service contracts on residential heating, air conditioning and water heating equipment in various communities of northern Illinois; Nicor Technologies Inc. moves new technologies, primarily natural gas-related, from concept to marketplace and offers consulting services to the natural gas industry; Nicor NGV Corp. is a partner in a partnership, Clean Fuel Services, that provides turnkey natural gas fuel station services for the natural gas vehicle market; Nicor HUB Services Inc. is the sole member in a limited-liability company, Nicor Enerchange, L.L.C., that promotes and administers a market-area hub and engages in wholesale gas trading; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy, L.L.C., that markets natural gas and electricity and provides related retail services in the midwest; Nicor Energy Solutions Inc. acts as a general contractor for cogeneration development projects, providing equipment maintenance services and guaranteeing improved energy efficiency.

   Nicor Voyageur, Inc., a Delaware corporation, was formerly a member in a limited-liability company engaged in the development of a natural gas pipeline and has disposed of substantially all its assets.

   Nicor Oil and Gas Corporation, a Delaware corporation, a holding company formerly engaged in gas and oil exploration and production, has disposed of substantially all of its assets.

   Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets.

   Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 30,000 miles of mains, approximately 27,000 miles of service pipe connecting the mains to customers' premises, and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.


3.  The following information relates to Nicor Gas for calendar year 1999:

   a. Mcf of natural gas distributed at
      retail (1)                                 248,807,488

   b. Mcf of natural gas distributed at
      retail outside of Illinois                        None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                                   411,995

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois (3)    216,271,718

   (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 6,109,255 Mcf. In addition, 170,223,084 Mcf, 82,059,449 Mcf and 911,871 Mcf of customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.
   (2) Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside the State.

4. Not applicable.

                                    Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of June, 2003.


                          Nicor Inc.



                          By  /s/    KATHLEEN L. HALLORAN
                             ----------------------------------
                                       Kathleen L. Halloran
                                     Executive Vice President
                                    Finance and Administration

CORPORATE SEAL





ATTEST:



   /s/  A. C. ALLISON
--------------------------------
          A. C. Allison
       Assistant Secretary







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             Kathleen L. Halloran
             Executive Vice President
             Finance and Administration

             Nicor Inc.
             P. O. Box 3014
             Naperville, Illinois  60566-7014

                                 Exhibits Index
                                 ---------------


Exhibit
Number                           Description
-----------------------------------------------------------------------------

A-1        Nicor Inc. Consolidating Statement of Operations
A-2        Nicor Inc. Consolidating Balance Sheet
A-3        Nicor Inc. Consolidating Statement of Retained Earnings
A-4        Birdsall, Inc. Consolidating Statement of Operations
A-5        Birdsall, Inc. Consolidating Balance Sheet
A-6        Birdsall, Inc. Consolidating Statement of Retained Earnings

                                                                                                                  Exhibit A-1
                                                                                                                   (Unaudited)

                                                                Nicor Inc.
                                                    Consolidating Statement of Income
                                                   For the Year Ended December 31, 1999
                                                     (Millions, except per share data)
                                                             Amendment No. 1

                                                                                                  Discontinued
                                                                                                   Operations,
                                                                                                   Adjustments
                                                           Nicor       Birdsall,       Other           and
                                          Nicor Inc.        Gas        Inc. (a)    Subsidiaries   Eliminations  Consolidated
                                         ------------  ------------  ------------  -------------  ------------  ------------

Operating revenues                       $          -  $    1,326.0  $      229.9  $       15.0   $       (0.4) $    1,570.5
                                         ------------  ------------  ------------  ------------  -------------  ------------
Operating expenses
   Cost of gas                                      -         752.7             -           1.9           (1.9)        752.7
   Operating and maintenance                      3.5         155.3         187.8          11.4            6.1         364.1
   Depreciation                                     -         125.2          16.1           0.3              -         141.6
   Taxes, other than income taxes                   -         101.1           3.4           0.1              -         104.6
   Property sales (gain) loss                       -             -             -          (3.8)          (1.3)         (5.1)
                                         ------------  ------------  ------------  ------------  -------------  ------------
                                                  3.5       1,134.3         207.3           9.9            2.9       1,357.9
                                         ------------  ------------  ------------  ------------  -------------  ------------

Operating income (loss)                          (3.5)        191.7          22.6           5.1           (3.3)        212.6
                                         ------------  ------------  ------------  ------------  -------------  ------------

Equity investment income (loss)                  (2.0)         (0.2)          1.9          (0.3)             -          (0.6)
                                         ------------  ------------  ------------  ------------  -------------  ------------

Other income (expense)
   Income from continuing subsidiaries          115.4             -             -             -         (115.4)            -
   Other, net                                     2.6          (0.9)          1.9           0.8            4.6           9.0
                                         ------------  ------------  ------------  ------------  -------------  ------------
                                                118.0          (0.9)          1.9           0.8         (110.8)          9.0
                                         ------------  ------------  ------------  ------------  -------------  ------------

Interest expense, net of amounts
   capitalized                                    2.5          38.8           1.1           0.5            1.3          44.2
                                         ------------  ------------  ------------  ------------  -------------  ------------

Income (loss) before income taxes               110.0         151.8          25.3           5.1         (115.4)        176.8

Income taxes                                     (6.3)         55.8           9.0           2.0              -          60.5
                                         ------------  ------------  ------------  ------------   ------------  ------------

Net income (loss)                               116.3          96.0          16.3           3.1         (115.4)        116.3

Dividends on preferred stock                      0.2           0.4             -             -           (0.4)          0.2
                                         ------------  ------------  ------------  ------------   ------------  ------------

Earnings (loss) applicable to common
   stock                                 $      116.1  $       95.6  $       16.3  $        3.1  $      (115.0) $      116.1
                                         ============  ============  ============  ============  =============  ============

Average shares of common stock
   Basic                                                                                                                47.3
   Diluted                                                                                                              47.4

Earnings per average share of common stock
   Basic                                                                                                        $       2.46
   Diluted                                                                                                              2.45


   (a)  From Birdsall, Inc. consolidated column on Exhibit A-4.

    Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
                consolidated assets.


                                                                                                                       Exhibit A-2
                                                                                                                       (Unaudited)

                                                              Nicor Inc.
                                                    Consolidating Balance Sheet
                                                         December 31, 1999
                                                            (Millions)
                                                          Amendment No. 1


                                                                                                 Discontinued
                                                                                                  Operations,
                                                                                                  Adjustments
                                                         Nicor        Birdsall,       Other          and
                                        Nicor Inc.        Gas           Inc.(a) Subsidiaries   Eliminations   Consolidated
                                       ------------  -----------  ------------  -------------  -------------  -------------

ASSETS

Current assets
   Cash and cash equivlents            $      21.0   $      10.3  $       23.0  $         3.1  $       (10.6)  $       46.8
   Short-term investments, at cost
     which approximates market                   -             -          29.7              -              -           29.7
   Receivables                                80.4         316.9          36.1           14.1          (87.3)         360.2
   Gas in storage                                -          71.7             -            8.9              -           80.6
   Deferred gas costs                            -           5.0             -              -              -            5.0
   Deferred income taxes                       1.0          20.5           0.8              -           (6.2)          16.1
   Other                                       0.2           8.4           4.8              -            0.2           13.6
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                             102.6         432.8          94.4           26.1         (103.9)         552.0
                                       -----------  ------------  ------------  -------------  -------------  -------------

Investments in continuing subsidiaries       842.4             -             -              -         (842.4)             -
                                       -----------  ------------  ------------  -------------  -------------  -------------

Property, plant and equipment, at cost
    Gas distribution                             -       3,210.7             -              -              -        3,210.7
    Shipping                                     -             -         280.8              -              -          280.8
    Other                                      0.1             -             -            1.6            0.2            1.9
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                               0.1       3,210.7         280.8            1.6            0.2        3,493.4
   Less accumulated depreciation                 -       1,590.2         157.6            0.7              -        1,748.5
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                               0.1       1,620.5         123.2            0.9            0.2        1,744.9
                                       -----------  ------------  ------------  -------------  -------------  -------------

Prepaid pension costs                            -         105.4             -              -              -          105.4
Other assets                                  26.3          24.2          42.6            1.0              -           94.1
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                       $     971.4  $    2,182.9  $      260.2  $        28.0  $      (946.1) $     2,496.4
                                       ===========  ============  ============  =============  =============  =============

LIABILITIES AND CAPITALIZATION

Current liabilities

   Long-term obligations due
     within one year                   $       1.7  $       50.5  $       22.5  $           -  $        (0.5) $        74.2
   Short-term borrowings                      88.0         302.8             -            7.2          (53.8)         344.2
   Accounts payable                            4.4         282.3          27.9           12.3           (0.9)         326.0
   Accrued dividends payab1e                  18.3          22.1             -              -          (22.1)          18.3
   Other                                      (0.2)         33.0           1.2           (0.3)          (6.6)          27.1
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                             112.2         690.7          51.6           19.2          (83.9)         789.8
                                       -----------  ------------  ------------  -------------  -------------  -------------

Deferred credits and other liabilities
   Deferred income taxes                      20.6         202.4          39.2            1.4              -          263.6
   Regulatory income tax liablity                -          74.8             -              -              -           74.8
   Unamortized investment tax credits            -          42.7             -              -              -           42.7
   Other                                      21.8          67.5           2.3            0.2           (4.8)          87.0
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                              42.4         387.4          41.5            1.6           (4.8)         468.1
                                       -----------  ------------  ------------  -------------  -------------  -------------
Capitalization
   Long-term debt                             14.4         421.7             -              -              -          436.1
   Preferred stock
     Redeemable                                6.3           7.1             -              -           (7.1)           6.3
     Nonredeemable                               -           1.4             -              -           (1.4)             -
   Common stock                              117.2          76.1           0.5            5.8          (82.4)         117.2
   Paid-in capital                               -         108.0          12.0            0.8         (120.8)             -
   Retained earnings                         679.5         491.1         154.6            0.6         (646.3)         679.5
   Accum. other comprehensive income          (0.6)         (0.6)            -              -            0.6           (0.6)
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                             816.8       1,104.8         167.1            7.2         (857.4)       1,238.5
                                       -----------  ------------  ------------  -------------  -------------  -------------
                                       $     971.4  $    2,182.9  $      260.2  $        28.0  $      (946.1) $     2,496.4
                                       ===========  ============  ============  =============  =============  =============



   (a)  From Birdsall, Inc. consolidated column on Exhibit A-5.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
                consolidated assets.



                                                                                                                       Exhibit A-3
                                                                                                                       (Unaudited)

                                                                 Nicor Inc.
                                               Consolidating Statement of Retained Earnings
                                                  For The Year Ended December 31, 1999
                                                                (Millions)
                                                             Amendment No. 1
                                                                                              Discontinued
                                                                                               Operations,
                                                                                               Adjustments
                                                        Nicor      Birdsall,      Other            and
                                        Nicor Inc.        Gas        Inc.  (a)   Subsidiaries  Eliminations  Consolidated
                                       ------------  ------------  ------------  ------------  ------------  ------------
Balance at beginning of year
   as previously reported             $      640.2  $      495.1  $      138.3  $       (7.1) $     (626.3) $      640.2

   Prior period adjustment                    17.1             -             -             -             -          17.1

   Reorganization adjustmest                     -             -             -           4.6          (4.6)            -

   Net income (loss)                         116.3          96.0          16.3           3.1        (115.4)        116.3

   Dividends on common stock                 (73.6)        (99.6)            -             -          99.6         (73.6)

   Dividends on preferred stock               (0.2)         (0.4)            -             -           0.4          (0.2)

   Reacquired and cancelled stock            (20.3)            -             -             -             -         (20.3)

                                      ------------  ------------  ------------  ------------  ------------  ------------
   Balance at end of year             $      679.5  $      491.1  $      154.6  $        0.6  $     (646.3) $      679.5
                                      ============  ============  ============  ============  ============  ============

   (a)  From Birdsall, Inc. consolidated column on Exhibit A-6.

   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
                consolidated assets.


                                                                                                                      Exhibit A-4
                                                                                                                       (Unaudited)

                                                                Birdsall, Inc.
                                                     Consolidating Statement of Income
                                                   For the Year Ended December 31, 1999
                                                                 (Millions)
                                                               Amendment No. 1
                                               Tropical
                                              Shipping &   Birdsall     Seven     Tropic                  Adjustments
                                   Birdsall, Construction  Shipping,     Seas    Equipment     Other          and
                                    Inc.    Company, Ltd.     S.A.       Inc.     Leasing   Subsidiaries  Eliminations  Consolidated
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
Operating revenues                $    80.6  $      195.2  $    12.8  $     7.1  $       -  $       65.2  $     (131.0) $      229.9
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Operating expenses
    Operating and maintenance          70.8         178.6        7.6        2.6        0.1          59.2        (131.1)        187.8
    Depreciation                        5.0           8.9        1.8          -          -           0.3           0.1          16.1
    Taxes, other than income taxes      2.7           0.6          -          -          -           0.1             -           3.4
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                       78.5         188.1        9.4        2.6        0.1          59.6        (131.0)        207.3
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Operating income (loss)                 2.1           7.1        3.4        4.5       (0.1)          5.6             -          22.6
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Equity investment income                  -             -          -          -        1.9             -             -           1.9
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Other income (expense), net            18.0           4.3          -        0.3       (0.1)          1.0         (21.6)          1.9
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Interest expense, net of
   amounts capitalized                  1.2           1.1       (0.5)      (0.1)      (0.3)         (0.3)            -           1.1
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Income (loss) before income taxes      18.9          10.3        3.9        4.9        2.0           6.9         (21.6)         25.3

Income taxes                            6.1           0.1          -        1.9        0.7           0.2             -           9.0
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Net income (loss)                 $    12.8  $       10.2  $     3.9  $     3.0  $     1.3  $        6.7  $      (21.6) $       16.3
                                  =========  ============  =========  =========  =========  ============  ============  ============


Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
             consolidated assets.

                                                                                                                       Exhibit A-5
                                                                                                                       (Unaudited)


                                                             Birdsall, Inc.
                                                      Consolidating Balance Sheet
                                                           December 31, 1999
                                                               (Millions)
                                                            Amendment No. 1


                                               Tropical
                                              Shipping &   Birdsall      Seven    Tropic                  Adjustments
                                  Birdsall,  Construction  Shipping,     Seas    Equipment     Other          and
                                     Inc.    Company, Ltd.    S.A.       Inc.     Leasing   Subsidiaries  Eliminations  Consolidated
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
ASSETS

Current assets
   Cash and cash equivalents      $     0.2  $        9.0  $       -  $    (0.2) $     9.8  $       (0.2) $        4.4  $       23.0
   Short-term investments, at cost
     which approximates market            -          27.0          -        0.7          -           2.0             -          29.7
   Receivables                          0.6          34.6          -        0.5          -           0.4             -          36.1
   Deferred income taxes                0.8             -          -          -          -             -             -           0.8
   Other                                1.7           2.0          -          -        1.1             -             -           4.8
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                        3.3          72.6          -        1.0       10.9           2.2           4.4          94.4
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Investments in subsidiaries            28.3          28.6          -          -          -           2.2         (59.1)            -
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Property, plant and
  equipment, at cost                   88.4         136.7       47.4        0.2          -           5.3           2.8         280.8
   Less accumulated depreciation       50.0          74.3       27.4        0.1          -           3.0           2.8         157.6
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                       38.4          62.4       20.0        0.1          -           2.3             -         123.2
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Other assets                            9.1         (28.6)      13.5        5.6       34.9           8.1             -          42.6
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

                                  $    79.1  $      135.0  $    33.5  $     6.7  $    45.8  $       14.8  $      (54.7) $      260.2
                                  =========  ============  =========  =========  =========  ============  ============  ============




LIABILITIES AND CAPITALIZATION

Current liabilities
   Long-term obligations due
      within one year             $    22.5  $          -  $       -  $       -  $       -  $          -  $          -  $       22.5
   Accounts payable                     3.7          15.4        1.5        0.5          -           2.4           4.4          27.9
   Other                                0.8           0.1          -          -        0.1           0.2             -           1.2
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                       27.0          15.5        1.5        0.5        0.1           2.6           4.4          51.6
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Deferred credits and other liabilities
   Deferred income taxes               15.6             -          -          -       23.6             -             -          39.2
   Other                                1.2           0.4        0.5          -          -           0.2             -           2.3
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                       16.8           0.4        0.5          -       23.6           0.2             -          41.5
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

Capitalization
   Preferred stock                        -           2.0          -          -          -             -          (2.0)            -
   Common stock                         0.5             -          -        0.8       20.0           2.5         (23.3)          0.5
   Paid-in capital                     12.0             -       25.2        1.0          -           0.9         (27.1)         12.0
   Retained earnings                   22.8         117.1        6.3        4.4        2.1           8.6          (6.7)        154.6
                                   --------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
                                       35.3         119.1       31.5        6.2       22.1          12.0         (59.1)        167.1
                                   --------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

                                   $   79.1  $      135.0  $    33.5  $     6.7  $    45.8  $       14.8  $      (54.7) $      260.2
                                   ========  ============  =========  =========  =========  ============  ============  ============


   Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
                consolidated assets.


                                                                                                                       Exhibit A-6
                                                                                                                       (Unaudited)

                                                            Birdsall, Inc.
                                             Consolidating Statement of Retained Earnings
                                                 For The Year Ended December 31, 1999
                                                             (Millions)
                                                           Amendment No. 1

                                               Tropical
                                              Shipping &    Birdsall     Seven    Tropic                  Adjustments
                                  Birdsall,  Construction   Shipping,    Seas    Equipment     Other          and
                                     Inc.    Company, Ltd.    S.A.       Inc.    Leasing    Subsidiaries  Eliminations  Consolidated
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------

    Balance at beginning of year  $    10.0  $      120.1  $     4.0  $     3.9  $     0.8  $        4.7  $       (5.2) $      138.3

    Net income (loss)                  12.8          10.2        3.9        3.0        1.3           6.7         (21.6)         16.3

    Dividends on common stock             -         (13.2)      (1.6)      (2.5)         -          (2.8)         20.1             -
                                  ---------  ------------  ---------  ---------  ---------  ------------  ------------  ------------
    Balance at end of year        $    22.8  $      117.1  $     6.3  $     4.4  $     2.1  $        8.6  $       (6.7) $      154.6
                                  =========  ============  =========  =========  =========  ============  ============  ============

    Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc.
                 consolidated assets.